Filed by Switchback II Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Switchback II Corporation

Commission File No.: 001-39863

Date: August 19, 2021

Bird Announces Record Second Quarter and First Half Fiscal 2021 Financial Results

Second Quarter Revenue Increased by 477% Over the Same Period in 2020 and 43% Over 2019

Revenue Exceeded Second Quarter Expectation by 36%

Investor Call Scheduled for Thursday, August 19, 2021 at 9:00 AM ET

(Los Angeles, CA) – August 19, 2021 – Bird Rides, Inc. (“Bird” or the “Company”), a leader in environmentally friendly electric transportation, today announced financial results for the second quarter ended June 30, 2021 that exceeded the Company’s expectations. The company also today unveiled the newest product in its consumer products portfolio, the Bird Bike, an e-bike poised to tap into the fast growing $20 billion consumer e-bike market.

Travis VanderZanden, Founder and CEO of Bird, said, “Our second quarter financial results reflect significant outperformance compared to our expectations as we continued to deliver industry-leading results driven by strong execution, tailwinds from the easing of COVID-19 restrictions in major markets, and favorable regulatory environments across cities which continue to support increased demand for eco-friendly and naturally socially distanced transportation. Specifically, during the second quarter we drove a 477% increase in revenue over the same period last year and a 36% outperformance relative to our expectations. These results paired with our operational innovations, including our Fleet Manager operating model, and new vehicle introductions further support our ability to achieve our objectives for this fiscal year.”

Second Quarter ended June 30, 2021 Financial Results

•

Gross Transaction Value (“GTV”) was $71.2 million, exceeding expectations by 35% in the second quarter, representing a YoY increase of 435% versus $13.3 million in the second quarter of 2020, a period impacted by depressed demand due to COVID-19 restrictions, and a 57% increase versus the same period in 2019.

•	Revenue was $60.0 million, 36% above expectations, representing a YoY increase of 477% versus $10.4 million in the same period in 2020, and a 43% increase versus the same period in 2019.

•	Gross margin was 26% as a percentage of revenue, exceeding expectations by 14 percentage points and representing an 85 percentage point increase over the prior year period.

•

Ride Profit (before Vehicle Depreciation) increased by $26.4 million YoY to $27.8 million. Ride Profit Margin (before Vehicle Depreciation) as a percentage of sharing revenue was 49%, compared to 15% for the prior year period, outperforming expectations by 13 percentage points.

•	Net loss was $43.7 million versus a net loss of $50.0 million in the prior year period.

•	Adjusted EBITDA loss was $11.5 million, an improvement of 73% YoY, exceeding expectations by 48%.

“We well exceeded our expectations, including significant outperformance in gross margin, Ride Profit, and Adjusted EBITDA during the second quarter and first half of the year,” said Yibo Ling, Chief Financial Officer at Bird. “Specifically, in the first half of this year, we generated Ride Profit Margins of 45%. Additionally, Ride Profit Margins were consistently over 35% for the last four quarters, despite continued COVID headwinds and varying seasonal conditions, and we expect to see continued margin improvement as global demand returns to pre-pandemic levels.”

Year-to-Date ended June 30, 2021 Financial Results

•

Gross Transaction Value was $102.5 million, exceeding expectations by 31%, representing a YoY increase of 182% versus $36.4 million in the first half of 2020, a period largely impacted by depressed demand due to COVID-19 restrictions, and a 69% increase versus the same period in 2019.

•	Revenue was $85.7 million, 30% above expectations, representing a YoY increase of 181% versus $30.5 million in the same period in 2020, and a 54% increase versus the same period in 2019.

•	Gross margin was 21% as a percentage of revenue, exceeding expectations by 10 percentage points and representing a 95 percentage point increase versus the prior year period.

•

Ride Profit (before Vehicle Depreciation) increased by $42.8 million YoY to $35.5 million. Ride Profit Margin (before Vehicle Depreciation) as a percentage of sharing revenue was 45%, compared to (28)% for the prior year period, outperforming expectations by 10 percentage points.

•	Net loss was $119.9 million versus a net loss of $120.3 million in the prior year period.

•	Adjusted EBITDA loss was $42.3 million, an improvement of 65% YoY, exceeding expectations by 20%.

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	% Change	2021	2020	% Change
(in millions, except as otherwise noted)
Gross Transaction Value	$71.2	$13.3	435%	$102.5	$36.4	182%
Revenue	$60.0	$10.4	477%	$85.7	$30.5	181%
Ride Profit (before Vehicle Depreciation)	$27.8	$1.4	**	$35.5	($7.3)	**
Ride Profit (after Vehicle Depreciation)	$15.4	($1.8)	**	$17.5	($17.7)	199%
Gross Margin	$15.7	($6.1)	357%	$17.8	($22.7)	178%
Net Loss	($43.7)	($50.0)	13%	($119.9)	($120.3)	0%
Adjusted EBITDA	($11.5)	($43.3)	73%	($42.3)	($121.6)	65%

**	Percentage not meaningful

Business Highlights

Throughout the first half of 2021, in addition to strong financial results, Bird has achieved a number of significant operational milestones as it aims to replace the billions of gas-powered car trips that take place each year with eco-friendly micro electric vehicles. Recent highlights include:

•	Unveiling of Bird’s consumer e-bike, the Bird Bike, which aims to help meet the surge in demand for privately owned e-bikes

•	Continued roll-out of Bird’s third generation e-scooter, Bird Three, the industry’s most eco-friendly shared e-scooter

•	Introduction of Bird’s e-bike sharing service, which expands the Company’s serviceable addressable market by five billion trips annually

•	Expansion of operations to more than 300 cities, representing the largest global shared micromobility footprint

•	Launch of Bird’s shared e-scooters in New York City

Webcast

A conference call to discuss these financial results and operational updates will be available today, August 19, 2021 at 9am Eastern time. Interested parties may listen to the prepared remarks via telephone by dialing (855) 327-6837 or (631) 891-4304 if calling internationally. Please reference Conference ID 10016077 when prompted. A live audio webcast of the conference call will be available at Bird’s Investor Relations Page at bird.co/investor.

About Bird

Bird is an electric vehicle company dedicated to bringing affordable, environmentally friendly transportation solutions such as e-scooters and e-bikes to communities across the world. Founded in 2017 by transportation pioneer Travis VanderZanden, Bird is rapidly expanding. Today, it provides fleets of shared micro electric vehicles to riders in more than 300 cities globally and makes its products available for purchase at www.bird.co and via leading retailers and distribution partners. Bird partners closely with the cities in which it operates to provide a reliable and affordable transportation option for people who live and work there. On May 12, 2021, Bird announced that it entered into a definitive business combination agreement with Switchback II Corporation (NYSE: SWBK).

About Switchback II Corporation

Switchback II Corporation (“Switchback II”) was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Switchback II focused its search for a target business in the broad energy transition or sustainability arena targeting industries that require innovative solutions to decarbonize in order to meet critical emission reduction objectives.

Non-GAAP Financial Measures

This press release contains “Ride Profit,” “Ride Profit Margin,” and “Adjusted EBITDA” which are measures that are not prepared and presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Ride Profit reflects the profit generated from rides in our Sharing business after accounting for direct ride expenses, which primarily consist of payments to Fleet Managers. Other ride costs include payment processing fees, network infrastructure, and city permit fees. We calculate Ride Profit (i) before vehicle depreciation to illustrate the cash return and (ii) after vehicle depreciation to illustrate the impact of the evolution of our vehicles. Ride Profit Margin is Ride Profit divided by the revenue we generate from our Sharing business. We use Ride Profit Margin for financial and operational decision-making and as a means to evaluate period-to-period comparisons. We believe that Ride Profit Margin is a useful indicator of the economics of our Sharing business, as it excludes indirect unallocated expenses such as research and development, selling and marketing, and general and administrative expenses. Adjusted EBITDA is a supplemental measure of operating performance used to inform management decisions for the business. We define Adjusted EBITDA as net profit or loss, adjusted to exclude (i) interest income, net, (ii) provision for/benefit from income taxes, (iii) depreciation and amortization, (iv) vehicle count adjustments, (v) stock-based compensation expense, (vi) tariff refunds, (vii) other non-recurring, non-cash, or non-core items, and (viii) other income (expense), net, including foreign currency. There are a number of limitations related to the use of non-GAAP financial measures, including Ride Profit Margin. In light of these limitations, we provide specific information regarding the GAAP amounts excluded from Ride Profit Margin and evaluating Ride Profit Margin together with gross margin, the most directly comparable GAAP financial measure. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, see the appendix to this press release. For more information on these non-GAAP financial measures, please see the registration statement on Form S-4 (File No. 333-256187) (the “Form S-4”) filed by Bird Global, Inc. (“Bird Global”) and available publicly on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global filed the Form S-4 with the SEC. The Form S-4 includes a proxy statement of Switchback II and a prospectus of Bird Global. Additionally, Switchback II and Bird Global filed and will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback’s shareholders in connection with the proposed business combination. Bird and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination.

Forward-Looking Statements

The information in this press release includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this press release, regarding Switchback II’s proposed business combination with Bird,

Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this press release occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and any subsequently filed Quarterly Reports on Form 10-Q, and in the Form S-4 filed by Bird Global. Switchback II’s and Bird Global’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Contact

Caitlin Churchill

BirdIR@icrinc.com

Media Contact

Jed Hamilton

BirdPR@icrinc.com

Bird Rides, Inc.

Condensed Consolidated Balance Sheets

(In thousands, except per share amounts and number of shares)

	June 30, 2021	December 31, 2020
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$101,340	$43,158
Restricted cash and cash equivalents	21,411	9,609
Accounts receivable, net	1,733	2,857
Inventory	1,058	5,256
Prepaid expenses & other current assets	18,463	8,254

Total current assets	144,005	69,134
Property and equipment, net	2,769	4,152
Vehicle deposits	46,678	13,290
Vehicles, net	100,882	81,105
Goodwill	127,074	131,255
Other assets	5,308	4,944

Total assets	$426,716	303,880

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$7,730	$12,212
Accrued expenses	22,971	20,004
Deferred revenue	44,364	42,900
Notes payable	9,920	29,280
Other current liabilities	10,357	5,078

Total current liabilities	95,342	109,474
Derivative liabilities	136,414	450
Other liabilities	9,872	9,722

Total liabilities	241,628	119,646
Commitments and contingencies
Redeemable Convertible Preferred Stock
Redeemable convertible senior preferred stock, $0.000001 par value, 37,500,000 shares authorized and 29,234,172 shares issued and outstanding as of June 30, 2021	127,467	—
Redeemable convertible prime preferred stock and exchanged common stock, $0.000001 par value, 154,060,656 shares authorized and 153,738,961 shares issued and outstanding as of June 30, 2021	1,044,282	—
Redeemable convertible preferred stock, $0.000001 par value, 173,212,667 shares authorized and 153,738,961 shares issued and outstanding as of December 31, 2020	—	1,044,282
Stockholders’ Deficit
Founders convertible preferred stock, $0.000001 par value, 7,493,443 shares authorized, 4,540,177 shares issued and outstanding as of June 30, 2021 and December 31, 2020	—	—
Common stock, $0.000001 par value, 287,921,028 and 275,000,000 shares authorized, 61,997,762 and 54,245,623 shares issued and outstanding, respectively as of June 30, 2021 and December 31, 2020	—	—
Additional paid-in capital	87,517	92,654
Accumulated other comprehensive income	11,415	13,005
Accumulated deficit	(1,085,593)	(965,707)

Total stockholders’ deficit	(986,661)	(860,048)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$426,716	$303,880

Bird Rides, Inc.

Condensed Consolidated Statements of Operations

(Unaudited, thousands, except per share amounts and number of shares)

	Six Months Ended June 30,
	2021	2020
Revenues:
Sharing	$78,287	$25,741
Product sales	7,427	4,757

Total Revenues	85,714	30,498
Cost of sharing, exclusive of depreciation	43,729	30,861
Cost of product sales	7,648	12,257
Depreciation on revenue earning vehicles	16,558	10,129

Gross margin	17,779	(22,749)
Other operating expenses:
General & administrative	61,955	84,794
Selling & marketing	7,488	9,350
Research & development	13,292	22,108
Tariff reimbursement	—	(24,637)

Total operating expenses	82,735	91,615

Loss from operations	(64,956)	(114,364)
Interest expense, net	(4,686)	(3,491)
Other expense, net	(50,114)	(2,357)

Loss before income taxes	(119,756)	(120,212)
Provision for income taxes	130	87

Net loss	(119,886)	(120,299)
Adjustment to net loss attributable to common shareholders	(8,358)	—

Net loss attributable to common shareholders	(128,244)	(120,299)
Net loss per share attributable to common stockholders, basic and diluted	$(2.34)	$(3.18)
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	54,701,454	37,820,779

Bird Rides, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in thousands)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net loss	$(119,886)	$(120,299)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of and mark-to-market adjustments of derivative liabilities	47,259	—
Depreciation & amortization	18,616	14,900
Non cash vehicle expenses	(195)	(112)
Share-based compensation	2,768	3,546
Loss on extinguishment of debt	2,304	—
Debt discount accretion	1,180	1,250
Other	171	(131)
Changes in assets and liabilities, net of impact of business acquisitions and disposals:
Accounts receivable	1,022	1,036
Inventory	4,044	1,640
Prepaid expenses and other current assets	(8,628)	8,458
Other assets	(83)	24
Accounts payable	(4,337)	(9,040)
Deferred revenue	1,674	2,841
Accrued expenses & other current liabilities	8,342	(1,489)
Other liabilities	150	(232)

Net cash used in operating activities	(45,599)	(97,608)
Cash flows from investing activities
Purchases of property and equipment	(66)	(550)
Purchases of vehicles	(71,313)	(18,207)
Net cash acquired in acquisitions	—	68,664

Net cash (used in) provided by investing activities	(71,379)	49,907
Cash flows from financing activities
Proceeds from issuance of debt, net of issuance costs	9,152	—
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	—	51,711
Proceeds from issuance of redeemable convertible senior preferred stock and derivatives, net of issuance costs	207,814	—
Proceeds from issuance of common stock	453	267
Payment for settlement of warrants	(600)	(2,002)
Payment for settlement of debt	(33,550)	(10,457)

Net cash provided by financing activities	183,269	39,519
Effect of exchange rate changes on cash	3,832	2,232

Net increase (decrease) in cash, cash equivalents, and restricted cash	70,123	(5,950)
Cash and cash equivalents, and restricted cash and cash equivalents
Beginning of period	53,767	119,481

End of period	$123,890	$113,531

Components of cash, cash equivalents, and restricted cash
Cash and cash equivalents	101,340	103,356
Restricted cash	22,550	10,175

Total cash, cash equivalents, and restricted cash	$123,890	$113,531

Non-cash activities:
Fair Value of net assets acquired in noncash acquisition	$—	$190,000

Bird Rides, Inc.

Calculations of Key Metrics and GAAP to Non-GAAP Reconciliations

(unaudited)

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
(in millions)
Net loss	(43.7)	(50.0)	(119.9)	(120.3)
Interest (income) expense, net	3.1	1.7	4.7	3.5
Provision for (benefit from) income taxes	0.1	0.0	0.1	0.1
Depreciation & amortization (1)	13.5	5.7	20.4	16.3
Vehicle count adjustments	(0.3)	(0.1)	(0.5)	(2.5)
Share-based compensation	1.3	1.2	2.8	3.5
Tariff refunds (2)	0.0	(1.4)	0.0	(24.6)
Non-recurring, non-cash, & non-core items	0.0	0.0	0.0	0.0
Other (income) expense, net, including foreign currency (3)	14.5	(0.4)	50.1	2.4
Adjusted EBITDA	(11.5)	(43.3)	(42.3)	(121.6)

(1)	Depreciation & amortization excludes tariff depreciation adjustments, which were $(2.0) million for the year ended December 31, 2020, and $(1.5) million for the six months ended June 30 ,2021.
(2)

Consists of a refund for import duties that were charged to import our products from China into the markets that we operate in. We exclude this as it is non-recurring in nature and not indicative of our core operating performance.

(3)

Consists of $47.2 million in the uncommon non-cash expense attributable to liability-classified warrants and embedded derivatives and $3.1 million due to foreign currency exchange rate fluctuations for the six months ended June 30, 2021.

Reconciliation of Gross Margin to Ride Profit

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
(in millions)
Gross margin	15.7	(6.1)	17.8	(22.7)
Vehicle depreciation (1)	12.4	3.2	18.0	10.4
Vehicle count adjustments (2)	(0.3)	(0.1)	(0.5)	(2.5)
Product Sales division (3)	0.0	4.4	0.2	7.5
Ride Profit (before Vehicle Depreciation)	27.8	1.4	35.5	(7.3)
Vehicle depreciation (1)	(12.4)	(3.2)	(18.0)	(10.4)
Ride Profit (after Vehicle Depreciation)	15.4	(1.8)	17.5	(17.7)

(1)

We exclude vehicle depreciation as these costs are non-cash in nature. Vehicle depreciation excludes tariff depreciation adjustments, which were $(2.0) million for the year ended December 31, 2020, and $(1.5) million for the six months ended June 30, 2021.

(2)	We exclude vehicle count adjustments as these are adjustments made based on results of physical inventory counts, which are non-cash in nature.
(3)	We exclude the revenue and cost of revenue associated with vehicle sales to retail customers and Bird Platform partners.